PROSPECTUS, DATED NOVEMBER 5, 2002              FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-100796

                                VERITAS DGC INC.

                            [VERITAS DGC INC. LOGO]

                                 589,623 SHARES

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

     This prospectus relates to the offering of up to 589,623 shares of our common stock, par value $.01 per share.

     The selling stockholders named on pages 7 and 8 of this prospectus hold the shares of common stock offered hereunder.

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We have agreed to bear all expenses, including registration and filing fees, printing expenses and certain fees and disbursements of our counsel and accountants (other than selling discounts and commissions) in connection with the registration and sale of the shares being offered by the selling stockholders. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Our common stock is listed on the New York Stock Exchange under the trading symbol "VTS" and on the Toronto Stock Exchange under the symbol "VER." Any common stock sold pursuant to this prospectus will be listed on those exchanges, subject to official notice of issuance. On November 4, 2002 the last reported sales price for our common stock on the New York Stock Exchange was $8.52 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS AND UNDER THE SAME HEADING IN THE APPLICABLE PROSPECTUS SUPPLEMENT, IF ANY, BEFORE INVESTING IN THE COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE DISTRIBUTED UNDER THIS PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................  1
ABOUT VERITAS DGC INC. .....................................  1
RISK FACTORS................................................  4
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS.......  6
USE OF PROCEEDS.............................................  6
SELLING STOCKHOLDERS........................................  7
DESCRIPTION OF CAPITAL STOCK................................  9
PLAN OF DISTRIBUTION........................................  12
LEGAL MATTERS...............................................  14
EXPERTS.....................................................  14
WHERE YOU CAN FIND MORE INFORMATION.........................  14
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............  14

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, the selling stockholders may, from time to time, offer shares of our common stock that are owned by them. Each time the selling stockholders offer common stock under this prospectus, they will provide a prospectus supplement, if required, that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described in "Where You Can Find More Information" on page 14.

     The selling stockholders may offer the common stock in amounts, at prices, and on terms determined at the time of offering. The selling stockholders may sell the common stock directly to you or through underwriters they select. If the selling stockholders use underwriters to sell the common stock, we will name them and describe their compensation in a prospectus supplement.

                             ABOUT VERITAS DGC INC.

GENERAL

     We are a leading provider of integrated geophysical services to the petroleum industry worldwide. Our customers include major, national and independent oil and gas companies that utilize geophysical technologies to achieve the following:

     - Identify new areas where subsurface conditions are favorable for the production of hydrocarbons.

     - Determine the size and structure of previously identified oil and gas fields.

     - Optimize development and production of hydrocarbon reserves.

We acquire, process and interpret geophysical data and produce geophysical surveys that are either 2D or 3D images of the subsurface geology in the survey area. We also produce 4D surveys, which record fluid movement in the reservoir, by repeating specific 3D surveys over time. Additionally, we are increasingly using geophysical data for reservoir characterization to enable our customers to maximize their recovery of oil and natural gas.

     We conduct our data acquisition operations as follows:

     - Offshore -- by crews operating from seven vessels, including three Veritas Viking flagships, which are among the most capable and efficient geophysical vessels in the world. We charter six of the vessels and own one.

     - On land and in swamp and tidal areas -- by crews utilizing technologically advanced equipment having combined 2D and 3D recording capacity of 45,826 channels.

     We conduct geophysical surveys on both a contract and a multi-client basis. When operating on a contract basis, our customers purchase all rights to the completed geophysical survey, including all related data and interpretive manipulations of the data. When operating on a multi-client basis, we retain ownership of the survey and all associated data and license the survey to multiple customers. Historically, we have realized significantly higher operating margins from our multi-client surveys than from surveys performed on a contract basis. In line with current industry trends, multi-client survey licensing constitutes a growing percentage of our revenues. The licensing of multi-client surveys generated approximately 50% of our revenues in fiscal 2002.

     We process geophysical data at 14 data processing centers in 13 countries. Our processing centers operate high capacity, advanced technology data processing systems on high-speed networks which can process large-scale offshore surveys and perform complex 3D imaging and pre-stack depth migrations. Pre-stack depth migration techniques produce a more accurate image of subsurface geology, particularly beneath obstructions such as the complex salt formations in the Gulf of Mexico and subsurface basalt flows in the North Atlantic. Our processing centers run our proprietary software using advanced data processing hardware from Hewlett-Packard, Sun Microsystems and others.

     We operate four visualization centers in Houston, Calgary, Perth and Crawley. These centers allow teams of geoscientists and engineers to view and interpret large volumes of complex 3D data. The visualization centers are imaging tools used for advanced interpretive techniques that enhance the understanding of regional geology and reservoir modeling. These visualization centers allow us to offer the type of collaborative geophysical model building that is enabling oil companies to explore areas of complex geology such as the large sub-salt plays in the deepwater Gulf of Mexico.

     We have groups of scientists and engineers located in Calgary, Houston, Denver and Leoben, Austria who perform advanced geophysical interpretation on a contract basis. These geophysical experts work around the world, using third-party and Veritas proprietary software to create subsurface models for our clients and advise our clients on how best to exploit their reservoirs. Their work is related to exploration as well as production activities. Additionally, we license our proprietary software, obtained through the acquisition of RC2 and Hampson-Russell, to companies desiring to do their own geophysical interpretation.

INDUSTRY CONDITIONS

     Overall demand for geophysical technologies is dependent upon the level of expenditures by oil and gas companies for exploration, production, development and field management activities, which depends in part on present and expected future oil and natural gas prices. Commodity prices are currently at relatively high levels. Oil prices have been over $30 per barrel recently and have averaged in the high $20's since March 2002. Natural gas prices have been similarly high in the U.S. with contract prices in the $3 to $4 per mcf range, also since March. The positive commodity price news has been tempered somewhat by uncertainty as to the sustainability of these prices and the continued consolidation in the oil and gas business.

     Over the past five years, worldwide demand for advanced geophysical technologies, such as pre-stack depth migrations, increased rapidly. The greater precision and improved subsurface resolution obtainable from 3D geophysical data, combined with advanced processing techniques, has assisted oil and gas companies in finding new fields and more accurately delineating existing reservoirs. These technologies have improved drilling success rates and lowered finding and field extension costs. Furthermore, improved 4D technology is also enhancing production monitoring methodologies and the management of oil and gas reservoirs. The recent advances in geophysical technologies, coupled with improvements in drilling and completion techniques, are significantly enhancing oil and gas companies' ability to explore for, develop and manage oil and gas reserves cost-effectively.

OUR STRENGTHS

     - Large Multi-Client Data Library in High Demand Regions. We conduct geophysical surveys on both a contract and a multi-client basis. Approximately 50% of our business was done on a multi-client basis in fiscal year 2002. The high cost of acquiring and processing geophysical data on an exclusive basis has prompted many oil and gas companies to increase their licensing of multi-client surveys. In response, we have added significantly to our multi-client data library, increasing its size and geographic breadth, as well as enhancing the quality of the data through advanced processing. Currently our library consists of 178,787 line kilometers of 2D survey data and 135,975 square kilometers of 3D data. We have focused data acquisitions for our multi-client data library on prime exploration regions around the world. The marine library covers areas in the Gulf of Mexico, the North Atlantic, Southeast Asia, West Africa, North Africa, Canada and Brazil. The land data library includes surveys in Texas, Mississippi, Oklahoma, Wyoming and Alberta, Canada.

     - Focus on Leading Edge Technologies. We are a leader in the use of innovative technology that allows for faster, higher quality acquisition, processing and interpretation of large amounts of geophysical data. We maintain our technological capabilities through ongoing research and development, alliances with equipment manufacturers and by acquiring technology under licenses from others.

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     - Balance Sheet and Financial Information.  We have a capital structure of
       $10.6 million in cash, $140 million in long-term debt, which is due in October 2003, and a debt-to-total capitalization ratio of 29% at July 31, 2002. We also have a revolving credit facility that can provide advances in the U.S. up to $80 million and outside the U.S. up to $20 million.

     - Experienced and Incentivized Management Team. Our senior management team averages more than 20 years of experience in the oil field services industry. A significant portion of the compensation for these executives, as well as other key employees, is based on performance-related incentive compensation and stock options.

OUR STRATEGY

     Our objective is to enhance our position as a leading provider of integrated geophysical technologies while maximizing earnings and cash flow on a long-term basis. To achieve our objective, we are pursuing the following business strategy:

     - Expand Our Multi-Client Data Library. We continue to expand and geographically diversify our multi-client data library to capture increasing demand for licensed data. The high cost of acquiring and processing geophysical data on an exclusive basis, particularly in frontier areas, has prompted many oil and gas companies to increase their licensing of multi-client surveys. Our multi-client data library has tripled over the past three years and the licensing of multi-client data has become a larger part of our business, reaching a current level of approximately 50% of revenues. Historically, we have realized significantly higher operating margins from our multi-client surveys than from surveys performed on a contract basis.

     - Invest in Leading Edge Technologies. We are continuing to invest in advanced geophysical technologies that enhance and expand our ability to acquire, process and interpret geophysical data. During fiscal 2002, 2001, and 2000, capital expenditures were $87.1 million, $96.9 million and $57.9 million, respectively. Our capital expenditure budget for equipment in fiscal 2003 is $57.9 million. The actual level of future capital expenditures will depend on the availability of funding and market requirements as dictated by oil and gas company spending levels. A substantial portion of our fiscal 2003 capital budget is allocated to replacement and upgrading of existing equipment.

     - Leverage Core Geophysical Technologies to Expand Business. We are leveraging our core geophysical technologies to provide value-added services to our customers, including pre-stack depth migrations and data interpretation services, as well as reservoir characterization services, utilizing new state-of-the-art data processing techniques and visualization centers. These visualization centers, coupled with our highly skilled and experienced geoscientists, form the core of our exploration services group. We will continue to invest in the people and technology required to develop value-added services.

     - Maintain Conservative Balance Sheet and Financial Flexibility. We intend to maintain a conservative financial structure in order to minimize the impact of industry cycles on our earnings and cash flow. Our conservative balance sheet and revolving credit facility will allow us to pursue our strategy and capitalize on business opportunities while maintaining our financial flexibility.

                                  RISK FACTORS

     An investment in our common stock is subject to a number of risks, including those discussed below. You should carefully consider these risks and the other information included or incorporated by reference in this prospectus and any prospectus supplement before deciding whether an investment in the common stock is appropriate for you.

AS A PROVIDER OF GEOPHYSICAL TECHNOLOGIES, OUR BUSINESS IS SUBSTANTIALLY DEPENDENT ON THE LEVEL OF CAPITAL EXPENDITURES BY OIL AND GAS COMPANIES.

     Capital expenditures by oil and gas companies have tended in the past to follow trends in the prices of oil and natural gas, which have fluctuated widely in recent years. These capital expenditures may also be affected by worldwide economic conditions. Should there be a sustained period of substantially reduced capital expenditures by oil and gas companies, as we have experienced in recent years, the demand for geophysical services likely will drop and there will be an adverse effect on our results of operations and cash flow during the affected period.

WEAK DEMAND OR TECHNOLOGICAL OBSOLESCENCE COULD IMPAIR THE VALUE OF OUR MULTI-CLIENT DATA LIBRARY; CHANGES IN ACCOUNTING PRACTICES COULD AFFECT OUR METHODS OF ACCOUNTING FOR OUR MULTI-CLIENT DATA LIBRARY.

     We have invested significant amounts in acquiring and processing multi-client data and expect to continue to do so for the foreseeable future. There is no assurance that we will recover all the costs of such surveys. Technological, regulatory or other industry or general economic developments could render all or portions of our multi-client data library obsolete or reduce its value.

     In accordance with industry practice, we capitalize our investments in our multi-client library and charge these investments to cost of services as sales are made. Certain accounting authorities are reviewing accounting practices relating to the capitalization of expenditures made in the development of certain data bases, particularly in the context of "e-commerce" companies. We cannot predict whether future accounting changes could adversely affect our financial condition or results of operations.

WE ARE DEPENDENT ON ACHIEVING AND MAINTAINING TECHNOLOGICAL ADVANCES, WHICH CREATES RISKS REGARDING TECHNOLOGICAL OBSOLESCENCE, REQUIREMENTS FOR SUBSTANTIAL FUTURE CAPITAL EXPENDITURES, THE UNAVAILABILITY OF NECESSARY TECHNOLOGY AND THE FAILURE OF NEW TECHNOLOGIES.

     The development of geophysical data acquisition and processing equipment has been characterized by rapid technological advancements in recent years. We expect this trend to continue. We will be required to invest substantial capital in the future to maintain our leading edge technology. Furthermore, manufacturers of geophysical equipment may develop new systems that render our equipment, even if recently acquired, obsolete or less desirable, requiring significant additional capital expenditures. Since some of our competitors are themselves leading designers and manufacturers of seismic equipment, we may not have access to their technology. Even if critical new and advanced equipment is available to us, we may not have funds available or be able to obtain necessary financing on acceptable terms to acquire it. Further, any investment we may make in a perceived technological advance may not be effective, economically successful or otherwise accepted in the market.

WE FACE INTENSE COMPETITION IN OUR INDUSTRY, WHICH COULD ADVERSELY AFFECT OUR RESULTS.

     Competition among geophysical service providers historically has been, and will continue to be, intense. Competitive factors in recent years have included price, crew experience, equipment availability, technological expertise and reputation for quality, safety and dependability. Some of our competitors operate substantially more data acquisition crews than we do and have significantly greater financial and other resources. These larger and better-financed operators could enjoy an advantage over us in a competitive environment for contract awards or data sales and in the development of new technologies. Other competitors operate with extremely low overhead and compete vigorously on price in certain markets where that is the determining factor in awarding work. These low-cost competitors can have a competitive advantage over us in these markets.

HIGH FIXED COSTS COULD RESULT IN OPERATING LOSSES.

     Our business has high fixed costs. As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes can result in significant operating losses. As technology continues to change rapidly, low utilization rates may impact our ability to recover the cost of necessary capital investments in a timely manner.

OUR REVENUES ARE SUBJECT TO FLUCTUATIONS THAT ARE BEYOND OUR CONTROL, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS IN ANY FINANCIAL PERIOD.

     Our operating results may, in the future, vary in material respects from quarter to quarter. Factors that could cause variations include the timing of the receipt and commencement of contracts for data acquisition, customers' budgetary cycles, the timing of offshore lease sales and the effect of such timing on the demand for geophysical activities, seasonal factors and the timing of sales of geophysical data from our multi-client data library, which may be significant to us and which are not typically made in a linear or consistent pattern. Combined with our high fixed costs, these revenue fluctuations could produce unexpected adverse results of operations in any financial period.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY EMPLOYEES, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     Our success depends upon attracting and retaining highly skilled professionals and other technical personnel. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the geophysical services industry. We may confront significant and potentially adverse competition for key personnel, particularly during periods of increased demand for geophysical services. In addition, our success will depend to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could adversely affect our business.

WE FACE RISKS ASSOCIATED WITH OUR FOREIGN REVENUE GENERATING ACTIVITIES.

     Substantial portions of our revenues are derived from foreign revenue generating activities. As a result, a significant portion of our revenues are denominated in foreign currencies. These revenues are impacted by foreign currency fluctuations. In addition, net assets reflected on the balance sheets of our foreign subsidiaries, and therefore on our consolidated balance sheet, are subject to currency fluctuations. Foreign revenues are also subject to special risks that may disrupt markets, including the risk of war, civil disturbances, embargo and government activities. Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and otherwise be subject to tariffs and import/export restrictions. There can be no assurance that we will not experience difficulties in connection with future foreign revenues and, in particular, adverse effects from foreign currency fluctuations.

WE OPERATE UNDER HAZARDOUS CONDITIONS THAT SUBJECT US TO RISK OF DAMAGE TO PROPERTY OR PERSONAL INJURIES AND MAY INTERRUPT OUR BUSINESS.

     Our seismic data acquisition activities involve operating under extreme weather and other hazardous conditions. These operations are subject to risks of loss of property and injury to personnel from fires, accidental explosions, ice floes and high seas. These events could result in an interruption of our business or significant liability. We may not obtain insurance against all risks or for certain equipment located from time to time in certain areas of the world.

THE TRADING PRICE OF OUR SECURITIES COULD BE SUBJECT TO SIGNIFICANT
FLUCTUATIONS.

     The trading price of our securities fluctuates. Factors such as fluctuations in our financial performance, and that of our competitors, as well as general market conditions could have a significant impact on the future trading prices of our securities. The trading prices also may be affected by weakness in oil prices, changes in interest rates, foreign exchange rates and other factors beyond our control. These factors may have an adverse effect on the trading price of our securities.

OUR BUSINESS IS SUBJECT TO GOVERNMENTAL REGULATION, WHICH MAY ADVERSELY AFFECT OUR FUTURE OPERATIONS.

     Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Failure to obtain the required permits in a timely manner may result in crew downtime and operating losses. Because laws and regulations change frequently, we cannot predict the impact of government regulations on our future operations. The adoption of laws and regulations that have the effect of curtailing exploration by oil and gas companies could also adversely affect our operations by reducing the demand for our geophysical services.

CERTAIN PROVISIONS OF OUR CHARTER, DELAWARE LAW AND OUR SHAREHOLDER RIGHTS PLAN MAY MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US, EVEN IN SITUATIONS THAT MAY BE VIEWED AS DESIRABLE BY OUR STOCKHOLDERS.

     The General Corporation Law of the State of Delaware contains provisions that may delay or prevent an attempt by a third party to acquire control of us. Our certificate of incorporation and bylaws contain provisions that authorize the issuance of preferred stock, and establish advance notice requirements for director nominations and actions to be taken at stockholder meetings. These provisions could also discourage or impede a tender offer, proxy contest or other similar transaction involving control of us, even if viewed favorably by stockholders. In addition, we have adopted a stockholder rights plan that would likely discourage a hostile attempt to acquire control of us.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 ("Exchange Act"). These statements include statements incorporated by reference to other documents filed by us with the SEC. Forward-looking statements include, among other things, business strategy and expectations concerning industry conditions, market position, future operations, margins, profitability, liquidity and capital resources. Forward-looking statements generally can be identified by the use of terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe" or the negatives thereof. Although we believe that the expectations reflected in such statements are reasonable, we can give no assurance that such expectations will be correct. You are cautioned not to place undue reliance on these forward-looking statements. Our operations are subject to a number of uncertainties, risks and other influences, many of which are outside our control and any one of which, or a combination of which, could cause our actual results of operations to differ materially from the forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     All sales of the common stock under this prospectus will be by or for the account of the selling stockholders listed in the following section. We will not receive any proceeds from the sale of the common stock by any of the selling stockholders.

                              SELLING STOCKHOLDERS

     We have filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part, in accordance with registration rights we granted to the selling stockholders or their affiliates upon the issuance of the shares offered under this prospectus.

     All of the shares of common stock offered under this prospectus are being offered and sold by the selling stockholders listed in the table below. The selling stockholders may offer pursuant to this prospectus only those shares of common stock listed below. The shares of common stock reflected below in the column entitled "Number of Shares Being Offered" are restricted securities within the meaning of Rule 144 of the Securities Act because they were issued in private placement transactions exempt from the registration requirements of the Securities Act.

     The shares of common stock reflected below in the column entitled "Number of Shares Being Offered" were issued to the selling stockholders or their affiliates in connection with our acquisition of substantially all of the assets of Hampson-Russell Software Services Ltd. ("Hampson-Russell"), an Alberta, Canada corporation, under an Asset Sale Agreement, dated August 15, 2002, among Hampson-Russell, Veritas and some of their respective subsidiaries. Upon closing of the Asset Sale Agreement, which occurred August 21, 2002, we issued an aggregate of 589,623 shares of our common stock to Hampson-Russell. Hampson-Russell subsequently distributed the shares as a dividend to its shareholders or transferred them to key employees of Hampson-Russell and its subsidiaries. Certain shares were also transferred by Hampson-Russell to its agent for the transaction. We are filing this registration statement in accordance with registration rights we granted to Hampson-Russell under the Asset Sale Agreement.

     No offer or sale under this prospectus may be made by a holder of the shares of common stock, unless that holder is listed in the table below.

     The selling stockholders may offer and sell, from time to time, any or all of their common stock listed below by using this prospectus. Because the selling stockholders may offer all or only some portion of the common stock listed in the table, we cannot estimate the amount or percentage of these shares of common stock that will be held by the selling stockholders upon termination of the offering.

     The information in the table reflects information as of August 31, 2002 with respect to the selling stockholders. Except as disclosed in the footnotes to the table, no selling stockholder has held any position, office or other material relationship with us or our affiliates during the past three years.

     We prepared the table based on the information supplied to us by the selling stockholders named in the table.

                                               NUMBER OF SHARES OF                      NUMBER OF SHARES OF
                                                   COMMON STOCK          NUMBER OF         COMMON STOCK
                                                BENEFICIALLY OWNED      SHARES BEING    BENEFICIALLY OWNED
NAME                                         PRIOR TO THE OFFERING(1)     OFFERED      AFTER THE OFFERING(2)
----                                         ------------------------   ------------   ---------------------
Hampson Investments, Ltd...................            176,887             176,887               - 0 -
Russell Seismic Training Ltd...............            176,887             176,887               - 0 -
Vada Industries Ltd........................          1,210,613(3)          117,925           1,092,688
Mysalesman, LLC............................             14,741              14,741               - 0 -
The Jeffrey Alexander McLeod Duncan
  Education Trust..........................              1,500               1,500               - 0 -
The Andrew James McLeod Duncan Education
  Trust....................................              1,500               1,500               - 0 -
Peter M. Duncan............................             11,740              11,740               - 0 -
Adrian Smith...............................              1,474               1,474               - 0 -
Ann Martinez...............................              1,474               1,474               - 0 -
Arthur Lee.................................             11,792              11,792               - 0 -
Chris Ross.................................              4,422               4,422               - 0 -
Janusz Peron...............................              2,948               2,948               - 0 -
John Coffin................................             11,792              11,792               - 0 -
Keith Hirsche..............................              5,896               5,896               - 0 -
Kim Andersen...............................             11,792              11,792               - 0 -
Nicholas Martini...........................             11,792              11,792               - 0 -

                                               NUMBER OF SHARES OF                      NUMBER OF SHARES OF
                                                   COMMON STOCK          NUMBER OF         COMMON STOCK
                                                BENEFICIALLY OWNED      SHARES BEING    BENEFICIALLY OWNED
NAME                                         PRIOR TO THE OFFERING(1)     OFFERED      AFTER THE OFFERING(2)
----                                         ------------------------   ------------   ---------------------
Rebecca Goffey.............................              1,474               1,474               - 0 -
Scott Jamieson.............................              1,474               1,474               - 0 -
Steve Bircher..............................              5,896               5,896               - 0 -
Tom Fountain...............................              2,951               2,951               - 0 -
Martin Brewer..............................              1,474               1,474               - 0 -
Francis Ma.................................             11,792              11,792               - 0 -
                                                    ----------            --------           ---------
     Totals................................          1,682,311             589,623           1,092,688

---------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Assumes each selling stockholder sells all of the shares of common stock offered under this prospectus.

(3) Includes 117,925 shares owned by Vada Industries Ltd., 1,083,826 shares owned by Rexam Investments Ltd., a British Columbia corporation which is a subsidiary of Vada Industries Ltd. and 8,862 shares owned by David B. Robson, Chairman of the Board and Chief Executive Officer of Veritas, who beneficially owns and controls Vada Industries Ltd.

                          DESCRIPTION OF CAPITAL STOCK

     Our restated certificate of incorporation authorizes 40,000,000 ordinary shares, par value $0.01 per share. Ordinary shares consist of common stock, a series of Veritas Energy Services special voting stock, and a series of Enertec special voting stock. Our restated certificate of incorporation also authorizes 1,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     Voting Rights. The holders of the common stock are entitled to one vote for each share held of record in the election of directors and on all other matters submitted to a vote of stockholders. No pre-emptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the common stock. The common stock does not have cumulative voting rights. Accordingly, the holders of more than 50% of the shares, including the exchangeable shares described below, may elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors.

     Dividends. Common stockholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or another form. However, certain of our existing debt agreements contain covenants that currently restrict us from paying dividends.

     Fully Paid. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

     Other. We will notify common stockholders of any stockholders' meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and preferred stockholders.

     Transfer Agent and Registrar. Our transfer agent and registrar is ChaseMellon Shareholder Services, L.L.C., Dallas, Texas.

SPECIAL VOTING STOCK AND EXCHANGEABLE SHARES

     Two shares of special voting stock of Veritas DGC are authorized and outstanding as a series of common shares. One special voting share was issued in connection with the combination of Digicon Inc. (Veritas DGC's former name) and Veritas Energy Services Inc. in August 1996. The other special voting share was issued in connection with the combination of Veritas DGC, Veritas Energy Services and Enertec Resources Inc. in September 1999.

     These special voting shares possess a number of votes equal to the number of outstanding Veritas Energy Services exchangeable shares and Veritas Energy Services class A exchangeable shares, series 1 that are not owned by Veritas DGC or any of its subsidiaries. Such exchangeable shares were issued to the former shareholders of Veritas Energy Services and Enertec Resources in business combinations with Veritas DGC. In any matter submitted to Veritas DGC stockholders for a vote, each holder of a Veritas Energy Services exchangeable share has the right to instruct a trustee as to the manner of voting for one of the votes comprising the Veritas Energy Services special voting share for each Veritas Energy Services exchangeable share owned by the holder. Likewise, in any matter submitted to Veritas DGC stockholders for a vote, each holder of a Veritas Energy Services class A exchangeable share, series 1 has the right to instruct a trustee as to the manner of voting for one of the votes comprising the Enertec special voting share for each Veritas Energy Services class A exchangeable shares, series 1 owned by the holder. The Veritas Energy Services exchangeable shares and the Veritas Energy Services class A exchangeable shares, series 1 are convertible on a one-for-one basis into shares of Veritas DGC common stock and, when coupled with the voting rights afforded by the special voting shares, have rights virtually identical to Veritas DGC common stock.

PREFERRED STOCK

     There are no shares of preferred stock presently outstanding. A series of 400,000 shares of preferred stock has been designated for use in connection with the rights plan (the rights plan is explained below). Our board of directors can, without approval of our stockholders, issue one or more series of preferred

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stock. If we offer preferred stock, the board will determine the number of shares and the rights, preferences and limitations of each series. These rights, preferences and limitations may include:

     - specific designations;

     - number of shares;

     - liquidation value;

     - dividend rights;

     - liquidation and redemption rights;

     - voting rights;

     - other rights, including conversion or exchange rights, if any; and

     - any other specific terms.

In some cases, the issuance of preferred stock could delay a change in control of Veritas DGC and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

RIGHTS PLAN

     General. Under the rights plan, each share of Veritas DGC common stock and each of the exchangeable shares described above has attached to it one right. The right is represented by a certificate that is the same certificate representing the Veritas DGC common stock. Each right entitles the registered holder to purchase from Veritas DGC one one-thousandth of a share of series A junior participating preferred stock of Veritas DGC ("series A preferred stock") at a purchase price of $100. The purchase price is subject to adjustment. Until the distribution date, the rights will be transferred with and only with the Veritas DGC common stock certificates. The rights are not exercisable until after the distribution date and are subject to termination of any extended redemption periods described below. The rights expire at the close of business on May 15, 2007, unless they are earlier redeemed by Veritas DGC. The holder of unexercised rights has no rights as a stockholder of Veritas DGC, including, without limitation, the right to vote or to receive dividends.

     Separation of Rights from Veritas DGC Common Stock. The rights will separate from Veritas DGC common stock and a distribution date will occur upon the earlier of two possible times. The first such time is ten business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or has the right to acquire, the ownership of 15% or more of the outstanding shares of Veritas DGC common stock (the "stock acquisition date"). The second possible time is ten business days following the commencement of a tender or exchange offer which would result in a person or group owning 15% or more of such outstanding shares of the Veritas DGC common stock (the "tender offer date"). The board of directors of Veritas DGC may set a later tender offer date if a majority of the continuing directors agree to do so and there are at least five continuing directors then in office.

     Continuing Director. A continuing director is any member of the board of directors of Veritas DGC who was a member of the board on May 15, 1997, or who was elected to the board after May 15, 1997 and was recommended or approved by a majority of at least five continuing directors. An acquiring person, or an affiliate or associate of an acquiring person, or such representative is not a continuing director.

     Triggering Events. Each holder of a right (other than the acquiring person, certain related parties and transferees) will have the right to purchase, upon exercise of a right, a number of one one-thousandth fractional share interests in series A preferred stock determined by dividing the purchase price by 50% of the then current market price of the common stock if, among other things:

     - Veritas DGC is the surviving corporation in a merger or other business combination with an acquiring person; or

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

     - any person shall become the beneficial owner of more than 15% of the outstanding shares of the Veritas DGC common stock, except:

      - pursuant to certain consolidations or mergers involving Veritas DGC or sales or transfers of the combined assets or earning power of Veritas DGC and its subsidiaries; or

      - pursuant to an offer for all outstanding shares of the Veritas DGC common stock at a price and upon terms and conditions which a majority of the board of directors and a majority of the continuing directors determine to be in the best interests of Veritas DGC and its stockholders, and provided at least five continuing directors are then in office.

Because of the nature of the voting, dividend and liquidation rights of the series A preferred stock, each of the one-thousandth fractional share interests in series A preferred stock should approximate the value of a share of Veritas DGC common stock. Therefore, it is anticipated that the value of the series A preferred stock purchased upon exercise of the rights will be approximately twice the exercise price paid. For example, at the exercise price of $100 per right, each right not owned by an acquiring person (or by certain related parties and transferees) following a triggering event set forth above would entitle its holder to purchase $200 worth of series A preferred stock for $100. Assuming that the series A preferred stock had a per share market price of $40 at such time (with each one-thousandth share of series A preferred stock valued at one share of common stock), the holder of each valid right would be entitled to purchase five one one-thousandth shares of the series A preferred stock for $100. Rights are not exercisable following the occurrence of any of the triggering events described above until the rights are no longer redeemable by Veritas DGC as described below. Notwithstanding any of the foregoing, following the occurrence of any of the triggering events described in this paragraph, all rights that are, or (under certain circumstances specified in the rights plan) were, beneficially owned by any acquiring person will be null and void.

     If at any time following the stock acquisition date:

     - Veritas DGC is acquired in a merger or other business combination transaction in which Veritas DGC is not the surviving corporation;

     - Veritas DGC is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of Veritas DGC common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

     - more than 50% of the combined assets or earning power of Veritas DGC and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of Veritas DGC as specified in the rights agreement);

each holder of a right (except rights that previously have been voided as set forth above) will have the right to exercise and receive common stock of the acquiring company having a value equal to two times the exercise price of the right. The events described in this paragraph and in the preceding paragraph are referred to as the triggering events.

     Redemption of Rights. At any time until ten business days following the stock acquisition date, Veritas DGC may redeem the rights in whole, but not in part, at a price of $0.001 per right. The Veritas DGC board may set a later date to redeem the rights if a majority of the continuing directors then in office agree. Redemption of the rights is payable in cash, shares of Veritas DGC common stock or other consideration deemed appropriate by the board of directors. Rights may not be redeemed during the 180 day period after any person becomes an acquiring person unless the redemption is approved by a majority of continuing directors.

     Anti-takeover Effects. The rights have certain anti-takeover effects. They may reduce or eliminate:

     - two-tiered or other partial offers that do not offer fair value for all Veritas DGC common stock;

     - the accumulation by a third party of 15% or more of the Veritas DGC common stock in open-market or private purchases in order to influence or control the business and affairs of Veritas DGC without paying an appropriate premium for a controlling position in Veritas DGC; and
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

     - the accumulation of shares of Veritas DGC common stock by third parties in market transactions for the primary purpose of attempting to cause Veritas DGC to be sold.

The rights will also cause the substantial dilution of shareholder voting strength to a person or group that attempts to acquire Veritas DGC in a manner defined as a triggering event. This is not so if the acquiring person's offer is conditioned on a substantial number of rights being acquired. The rights should not affect any prospective offeror who is willing:

     - to make an offer for all outstanding shares of Veritas DGC common stock and other voting securities at a price and terms that are in the best interests of Veritas DGC and its stockholders as determined by the board of directors; or

     - to negotiate with the board of directors because as part of any negotiated transaction the rights would either be redeemed or otherwise made inapplicable to the transaction.

The rights should also not interfere with any merger or other business combination approved by the board of directors since the board may, at its option, choose to redeem all, but not less than all, of the then outstanding rights at the $.001 redemption price. The board may exercise this option at any time until ten business days following the stock acquisition date.

                              PLAN OF DISTRIBUTION

     To our knowledge, no selling stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor do we know the identity of the brokers or market makers that will participate in the sale of the shares. As used in this prospectus, the term "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

     Who may sell, how much and applicable restrictions. The selling stockholders may from time to time offer the shares of common stock listed in the table under the caption "Selling Stockholders" through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be underwriters, and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities, including but not limited to, those specified in Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     Manner of sales and applicable restrictions. The selling stockholders will act independently of Veritas in making decisions with respect to the timing, manner and size of each sale. These sales may be made over the New York Stock Exchange or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

     - a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     - an over-the-counter distribution in accordance with the Nasdaq rules;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     - privately negotiated transactions.

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

     A selling stockholder may decide not to sell any shares. We cannot assure you that any selling stockholder will use this prospectus to sell any or all of the shares. Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, a selling stockholder may transfer, devise or gift the shares by other means not described in this prospectus.

     Some persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M, which regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

     Hedging and other transactions with broker-dealers. In connection with distributions of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the shares of common stock registered hereunder in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares of common stock short and redeliver the shares of common stock to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares of common stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. Selling stockholders may also loan or pledge the shares of common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares of common stock so loaned or, upon a default, the broker-dealer may effect sales of the pledged shares of common stock pursuant to this prospectus.

     Expenses associated with registration. We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. Each of the selling stockholders will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholder.

     Indemnification. We have agreed to indemnify each of the selling stockholders against specified liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

     Prospectus updates and suspension of this offering. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. A prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. Under the terms of the agreement giving rise to the selling stockholders being permitted to include their shares in this prospectus, we may suspend the period of sale or distribution of the shares at any time when we reasonably believe that the sale or distribution of shares under this prospectus would adversely affect a pending or proposed public offering of our securities, an acquisition, merger, recapitalization, consolidation, reorganization or similar transaction relating to us or negotiations, discussions or pending proposals with
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

respect thereto or would require premature disclosure of information not otherwise required to be disclosed to our potential detriment.

                                 LEGAL MATTERS

     Unless otherwise specified in a prospectus supplement relating to the common stock, certain legal matters with respect to the validity of the common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas and for the underwriters, if any, by counsel to be named in the appropriate prospectus supplement, if a supplement is required.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Veritas DGC Inc. for the year ended July 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-3 registering the shares of common stock offered by the selling stockholders. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement.

     You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we file at the SEC's public reference room in Washington, D.C. You may also obtain information about us from the regional office of the SEC located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     We file annual reports, quarterly reports, proxy statements and other information with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Copies of such material can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Our SEC filings are also available to the public on the SEC's home page on the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus incorporates documents by reference that are not presented in or delivered with it. This means that we can disclose some information by referring a reader to other documents. These documents (other than exhibits to such documents unless specifically incorporated by reference) are available, without charge, upon written or oral request directed to Larry L. Worden, Veritas DGC Inc., at Veritas DGC's principal executive offices located at 10300 Town Park, Houston, Texas 77072; telephone (832) 351-8300.

     The following documents, which have been filed by us with the SEC under the Exchange Act (File No. 1-7427), are incorporated in this prospectus by reference and shall be deemed to be a part hereof:

          (a) Annual Report on Form 10-K for the year ended July 31, 2002;

          (b) Current Reports on Form 8-K, filed August 22, 2002 and October 2, 2002; and

          (c) All documents filed by us with the SEC pursuant to sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of securities by this prospectus.

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

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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